UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

  MAY 20, 2004

Annual Meeting Notice, Shareholder's Letter, Information Circular and Proxy

BYRON RESOURCES INC.  (Formerly Bioforest Pacific Inc.)

3606 – 2045 Lakeshore Blvd. W. , Toronto, Ontario , Canada M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X]    No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- 1918 .

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.

                                                                                                       (Registrant)

 Date : May 20, 2004                                                   By        Ross McGroarty (signed)

                                                                                          Ross McGroarty, Chairman, ASO

BYRON RESOURCES INC.

3606-2045 Lakeshore Blvd. W., Toronto, Ontario M8V 2Z6

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Byron Resources Inc. ("the Corporation") will be held at 181 University Avenue, Suite 2200, Toronto, Ontario, M5H 3M7 at the hour of 10:30 a.m. on Friday, June 25, 2004, for the following purposes:

1.

the election of directors as nominated by Management;

2.

the re-appointment of Smith, Nixon & Co. LLP, Chartered Accountant, as auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration;

3.

to receive and approve the audited financial statements for year ended December 31, 2003.

4.

the approval, with or without variation, a special resolution to consolidate the issued common shares on the basis of 1 new consolidated share for each 10 shares held.

5.

the approval, with or without variation, a special resolution authorizing the change of name of the corporation if necessary, to such new name as may be deemed appropriate by the directors, at such time as the board of directors, made by resolution decide;

6.

the approval of the creation of a new directors', senior officers' and key employees' incentive stock option plan;

7.

the approval, with or without variation, of a special resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers or as consideration for the acquisition of assets by the Corporation during the ensuing twelve month period;

8.

the approval of a resolution authorizing the Corporation to issue shares for debt;

9.

the approval and ratification of the director's acts since the last annual meeting.

10.

such further and other business as may properly be brought before the Meeting or any adjournment thereof.

An Information Circular, a Form of Proxy, a Supplemental Mailing List Reply Form and the 2003 Annual Report accompany this Notice of Meeting.  Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy. Refer to "Notes'' below.

DATED at Toronto, Ontario this 20th day of May, 2004.

       BY THE BOARD OF DIRECTORS

(Signed)

Ross McGroarty, Chairman

NOTES:   1.Shareholders of the Corporation of record on Friday, May, 14, 2004 are entitled to Notice of Meeting and are also entitled to vote at the Meeting. 2. The directors have fixed the hour of 4:00 p.m. on the last business day preceding the Meeting or any adjournment thereof as the time before which the instrument of proxy to be used at the Meeting must be deposited with the Corporation, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

BYRON RESOURCES INC.

2045 Lakeshore Blvd. W., Suite 3606

 Toronto, Ontario, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811    E-mail: byronres@sympatico.ca

May 20, 2004

TO THE SHAREHOLDERS

Please find enclosed the Notice of Annual and Special Meeting of Shareholders, Management Information Circular and Proxy Form for Byron Resources Inc., and a return card for supplementary mailing to shareholders.

The audited Financial Statements of the Corporation for the year ended December 31, 2003, with comparative figures for year ended December 31, 2002, are also enclosed. The audits are conducted in accordance with United States generally accepted auditing standards (U.S. GAAP and GAAS). Byron's Form 20F was filed on April 12, 2004 with the Securities Exchange Commission (SEC).

Management is currently in the process of preparing Byron as a candidate for a reverse take over "RTO" with a private company that is positioned for positive guidance and quantum growth that wishes to receive the benefits associated with being a public corporation.

Byron Resources Inc. trades on the OTCBB under the symbol "BYROF" and is a compliant reporting issuer with the SEC.

On behalf of the Board of Directors

Ross McGroarty, Chairman

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

1.   GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the Management of Byron Resources Inc. (the "Corporation" or "Byron") for use at the Annual and Special Meeting of Shareholders of the Corporation to be held at 181 University Avenue, Suite 2200, Toronto, Ontario M5H 3M7 at 10:30 a.m. on

June 25, 2004 (the "Meeting") for the purposes set out in the accompanying Notice of Meeting. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy with the Secretary of the Corporation as instructed herein below. A proxy can be executed by the shareholder or their attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is exercised by instrument in writing executed and delivered in the same manner as the proxy at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting and upon either such occurrence, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the Directors duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 4:00 P .M. ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING

June 25, 2004 OR ANY ADJOURNMENT THEREOF, WITH THE CORPORATION, 2045 Lakeshore Blvd. W., SUITE  3606, TORONTO, ONTARIO, M8V 2Z6, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment prior to the time for voting.

EXERCISE OF DISCRETION OF PROXIES

The persons named in the accompanying form of proxy for use at the meeting will vote the shares in respect of which they are appointed, in accordance with the directions of the shareholders appointing them.   IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES SHALL BE VOTED "FOR":

1.

The election of directors as nominated by Management;

2.

The  re - appointment of Smith, Nixon &Co LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration;

3.       Approval of the December 31, 2003 audited financials;

4.       The approval, with or without variation, a special resolution to consolidate the issued common shares on the basis of 1 new share for each 10 shares held;

5.       The approval, with or without variation, a special resolution authorizing the change of name of the Corporation if necessary, to such new name as may be deemed appropriate by the directors, at such time as the board of directors, made by resolution decide;

6.       The approval of the creation of a new directors', senior officers' and key employees' incentive stock option plan;

7.       The approval, with or without variation , of a resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers or as consideration for the acquisition of assets  by the

          Corporation or a public offering during the ensuing twelve month period ;

8.       The approval of a resolution authorizing the Corporation to issue common shares for debt;

9.       The ratification and approval of all the director's and officer's acts since the last annual meeting;

10.     Such further and other business as may properly be brought before the Meeting or any adjournment thereof.

ALL AS MORE PARTICULARLY DESCRIBED IN THIS CIRCULAR

Each of items 1, 2, 3, 4, 5, 8 and 9 and requires approval by a simple majority (50% plus one vote) of all votes cast at the Meeting. Items 6 and 7 require approval by 50% of the votes cast by the disinterested shareholders of the Corporation (as discussed more fully below).

The enclosed form of proxy confers discretionary authority upon the person named herein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS, WHICH ARE NOT NOW KNOWN TO THE MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares, of which 30,900,056are issued and outstanding as fully paid and non-assessable as at May 14, 2004.  The record date for the Meeting is May 14, 2004. Each shareholder of record will be entitled to one (1) vote for each common share held at the Meeting, except to the extent that, the shareholder has transferred any shares after the record date and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands, not later than ten (10) days before the Meeting that the transferee's name be included in the list of shareholders before the Meeting, in which case the transferee will be entitled to vote the shares at the Meeting.  To the knowledge of the directors and senior officers of the Corporation, as at May 14, 2004 the following  person or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the common shares of the Corporation is Ross McGroarty; 6,435,141 shares

MANAGEMENT REMUNERATION-EXECUTIVE COMPENSATION

The Corporation must disclose the compensation paid to its "Named Executive Officers". This includes the

Corporation's Chief Executive Officer (or an individual that served in a similar capacity) and the other most highly compensated executive officers, other than the Chief Executive Officer, whose total salary did not exceed $100,000. Executive officers of the Corporation include the Chairman of the Board, the President and any officer of the Corporation or other subsidiaries who performs a policy-making function in respect of the Corporation, whether such officer is also a director of the Corporation or its subsidiaries. The Chairman/Secretary, Mr. McGroarty received remuneration totaling Cd. $ 150, 000, which compensation was paid through the issuance of shares.  No options were exercised during the recent financial year.

COMPENSATION OF DIRECTORS

No compensation, including director's fees, was paid to the directors of the Corporation during the recent fiscal year of the Corporation. On June 26 2003, shareholders of the Corporation approved for directors, officers and key employees a 2003 incentive stock option plan. The number of shares reserved for issuance under the plan must not exceed 15% of the common shares outstanding.

2.

ELECTION OF DIRECTORS

The board of directors currently consists of  three (3) directors. The persons named in the enclosed form of proxy for the Meeting (unless otherwise instructed) intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but should this occur for any reason before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote for another person or persons of their choice in their place or stead unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated according to the provisions of the by-laws of the Corporation or the Business Corporations Act (Ontario). The following table states the names of the nominees, their principal occupation and employment for the previous five years and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of May 14, 2004. The respective nominees have furnished the information as to shares beneficially owned.

Name and Municipality

Principal Occupation(s)

Number of Common Shares

of Residence

during the last five years

Beneficially Owned or Controlled

Ross McGroarty

     Chairman since 1992; 1987 to 1999 Exec.

6,435,141

Toronto, Ontario

      V.P.of Micromem Technologies Inc.

1987 to 1999 Executive V.P. Ontex Resources Ltd.

David L. Hynes

Barrister and Solicitor since 1973

255

Toronto, Ontario

President since April 2000;

George E Mara

Businessman,

Nil

Toronto, Ontario

Director since August 2000

3.    CONSOLIDATION OF SHARES

It is proposed that the common share capital of the Corporation be consolidated such that every 10 common shares held shall form   1 new consolidated share. There will be no provision made for fractional shares resulting from the proposed consolidation. Accordingly, any fractional amounts will be rounded down to the nearest whole share. Shareholders are requested to approve this special resolution in order to attract the required equity financing that is fundamental for the best interest of the Corporation.

     The text of the resolution to be placed before the shareholders is set forth below:

"BE IT RESOLVED THAT": the authorized capital of the corporation is increased to an unlimited number of common shares and the common shares of the corporation are consolidated with or without variation on a 1 new share for each 10 shares held; and further that no fractional shares of the Corporation are to be issued in connection with the consolidation.

 4.

CORPORATION NAME CHANGE

Management of the Corporation is seeking shareholder approval for a change of name of the Corporation if necessary, to such new name as may be deemed appropriate by the directors, at such time as the board of directors, made by resolution decide, and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario).  The text of the resolution to be placed before the shareholders is set forth below:

"BE IT RESOLVED THAT": the articles of the Corporation be amended to change the name of the Corporation, to such new   name as may be deemed appropriate by the directors, at such time as the board of directors, made by resolution decide, or to such other name as is acceptable to the Ministry of Consumer and Corporate Affairs (Ontario); and any one officer or director be and is hereby authorized to do all such things and all acts as are necessary to give effect to the foregoing.   Shareholders are urged to approve this special resolution.

5.

CREATION OF A DIRECTORS', SENIOR OFFICERS' AND KEY EMPLOYEES' INCENTIVE STOCK OPTION PLAN

The Corporation proposes to create a new stock option plan (the "2004 Plan"). The purpose of the 2004 Plan will be to develop the interest of employees, directors, officers and any other persons or companies providing management or consulting services to the Corporation and any of its subsidiaries by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation. Pursuant to the 2004 Plan, the Board of Directors will be authorized to issue and grant from time to time, options to employees, officers, and directors and any other persons or companies providing management or consulting services to the Corporation and its subsidiaries.

It is expected that the 2004 Plan shall contain the following conditions according to the Option Rules:

i.

The maximum number of common shares issuable under the 2004 Plan shall not exceed 15% of the number of issued and outstanding common shares of the Corporation.

ii.

The options shall expire not more than two years after the date of grant.

iii.

The options shall be irrevocable and non-assignable.

iv.

The exercise price shall be fixed by the Board of Directors at the time of grant.  The price of which will be in compliance with those guidelines as set by the regulatory bodies. For the purposes of the 2004 Plan, "market price" is defined as the closing price of the Corporation's common shares on the NASDAQ OTC Bulletin Board   or on any stock exchange or published market on which the shares of the Corporation may be listed from time to time on the business day immediately prior to the date of grant or the closing price of the Corporation's common shares on any stock exchange upon which the Corporation's common shares subsequently become posted and listed for trading.

v.

The number of shares reserved for issuance to anyone person pursuant to the options shall not exceed 5% of the outstanding issue where "outstanding issue" is defined as the number of common shares of the

Corporation issued and outstanding on the business day immediately prior to the date of grant.

The resolution regarding the approval of the 2004 Plan must be passed by at least a majority of the votes cast in respect thereof at the meeting excluding any votes held by insiders or their associates who are option grantees (Disinterested Shareholders).  A copy of the 2004 Plan (as approved by the board of directors) will be available for inspection at the Meeting. If approved, a copy of the 2004 Plan may be obtained by a shareholder upon written request to the offices of the Corporation following the Meeting. Notwithstanding that the resolution in respect of the 2004 Plan is passed by the requisite majority of Disinterested Shareholders at the meeting, the directors may in their discretion determine that it is in the best interests of the Corporation not to proceed with the 2004 Plan. In making such determination, the directors will consider all relevant factors at the particular time, whether or not foreseen at this date.

6.     BLANKET APPROVAL PRIVATE PLACEMENT AND PUBLIC OFFERING

In order to develop, and exploit certain opportunities, as well as to augment the Corporation's working capital, it is contemplated that the Corporation may complete private placements and/or public distributions and issuances of shares to complete further acquisitions. Management considers that this is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional private placements, public distributions and for the purpose of completing further acquisitions through share issuances during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement and public distribution, thereby reducing the time required to obtain regulatory approvals therefore and increasing the Corporation's administrative costs relating such private placements or public distributions.

Shareholders are being asked to pass a resolution authorizing the Corporation to enter into private placement agreements and complete one or more issuances of shares of the Corporation with arm's length subscribers during the ensuing twelve-month period.

The private placements and public distributions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to fund its activities. All private placements, acquisitions involving the issuance of the shares by the Corporation and public distributions authorized hereunder will be completed within the 12 month period from the date upon which the blanket authorization is given by shareholders and will be completed with arm's length placees. The share subscription prices will comply with the following guidelines:

The price per share will not be lower than the closing market price of the share on the trading day prior to the date on which the proposed share issue is publicly announced, less the applicable discounts as follows:

                  Market Price                           Maximum Discount

                                                $0.50 or less                                  25%

                                              $0.51 to $1.00                                  20%

                                             Above   $1.00                                  15%

The text of the resolution approving the private placement and public distribution is set forth below:

"BE IT RESOLVED THAT": The Corporation is authorized to negotiate and complete one or more issuances of shares of the Corporation during the next twelve month period; and also, the Corporation is authorized to complete issuances of its common shares as the directors of the Corporation shall determine in their sole discretion, at such prices and pay such commissions  to such dealers and brokers as the directors shall determine in their sole and exclusive discretion; and further, the directors and officers of the Corporation are authorized and directed to do all such things and execute and deliver all such documents as shall be required to give effect to the foregoing resolutions; and the directors of the Corporation be and they are hereby authorized to revoke this resolution and not proceed with any private placement or public distribution of shares without further approval of  the shareholders"

In the event that shareholders do not pass the resolution authorizing the Corporation to issue by way of private placements and public distributions with arm's length subscribers, the Corporation may be required to seek shareholder approval for private placements and public distributions negotiated hereafter. In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favor thereof. Shareholders are requested to approve the resolution.

7.  STATEMENT OF CORPORATE GOVERNANCE PRACTICES The Corporation's Board of Directors is charged with developing and monitoring the Corporation's governance practices. The following statement reflects the corporate governance practices and policies that the Corporation has either adopted or it is considering adopting.  The Corporation believes that the steps it has taken to date represent an appropriate approach to corporate governance and is pleased to make the following disclosure regarding its corporate practices.

BOARD RESPONSIBILITIES AND COMPOSITION The Board is responsible for the supervision of the management of the Corporation and for approving the overall direction of the Corporation, in a manner, which is in the best interests of the Corporation. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Corporation's strategy, and for implementing, or requiring management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) communications policy; and (5) adopting internal control and management information systems. The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Corporation are appropriate, the Board regularly monitors the financial performance of the Corporation's individual units. This monitoring function often entails review and comment by the Board on various management reports. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. In respect of senior management succession planning, the Board has been involved in identifying candidates from within and outside the Corporation to fill senior management positions, as required. As a practice, the Board approves significant corporate communications with shareholders. There were three formal meetings of the Board last year while several matters of business were dealt with by telephone and by written resolution of the directors. Frequency of meetings, and the nature of agenda items change, depending upon the state of the Corporation's affairs, in light of opportunities or risks, which the Corporation faces from time to time. The Board is currently composed of three members. Of the current Board members, Mr. Mara is considered by the board to be an "unrelated director", as in "free from any interest and any business or other relationship which would, or could reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding." The other two members, Messer's Hynes and McGroarty are related within the meaning of the Guidelines.  In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director. The Board believes that all of its directors made a valuable contribution to the Corporation. A number of the directors, although not "unrelated directors", possess an extensive knowledge of the Corporation's business, which has proven to be beneficial to the Board, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and will excuse themselves from deliberations and voting in appropriate circumstances.

 BOARD FUNCTIONING AND INDEPENDENCE: The Board has no formal policy with respect to which matters, other than those required by statute, must be brought by the President of the Corporation or other senior management to the Board for approval, however, there is a clear understanding between senior management and the Board that all major strategic decisions including any change in the strategic direction of the Corporation and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performances of the Corporation's business and managements expectations and planned actions in respect thereto.

Mr. Ross McGroarty is the Chairman of the Board of the Corporation; Mr. David L. Hynes is the President of the Corporation. All directors are expected to exercise critical judgement at all times and the outside directors have unrestricted, direct access to both Corporation executives and the external auditor. In order to assist the Board to discharge its responsibilities, the Board is committed to continuing to examine and develop the processes which it follows in its deliberations for ensuring that the Board continues to fulfill its mandate. The Board has developed a formal position description for the President, which includes development of a strategic plan for the Corporation and the general management of all aspects and affairs of the Corporation, including overseeing the financial management of the Corporation and the Corporation's compliance with all applicable regulatory requirements. In addition, the Board and the President engage in regular dialogue regarding achieving the Corporation's strategic objectives as determined by management and the Board. The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would have formalized the process by which the Board would meet without management and for handling the Board's overall relationship with management.

 BOARD COMMITTEES: The Board has an Audit Committee and a Compensation Committee. As and when required, ad hoc committees of the Board will be appointed. As the Board has plenary power, responsibility, which is not delegated, to management or a Board committee remains with the Board. With respect to individual members of the Board, no situation has arisen to date in which an individual member of the Board has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

AUDIT COMMITTEE: The Audit Committee is composed of three directors, Messrs Hynes, McGroarty and Mara. Mr. Mara is also an outside director. The Audit Committee is responsible for the integrity of the Corporation's internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee communicates directly with the Corporation's external auditors in order to discuss audit and related matters wherever appropriate.

COMPENSATION COMMITTEE: The Board's Compensation Committee is composed of two directors, Messrs Hynes and Mara. Mr. Mara is an outside director. The Committee reviews and approves significant human resources policies. The Committee also develops and articulates the corporate compensation philosophy and reviews and approves stock options and executive compensation, including incentive plans, compensation policies and changes.

NOMINATING COMMITTEE:  The Board does not have a nominating committee. All members of the Board are encouraged to bring forward their recommendations for nominees for election thereto. Nominations are made after extensive discussion involving the President and other members of the Board.

SHAREHOLDER COMMUNICATIONS: The Corporation endeavors to keep all shareholders well informed as to financial performance of the Corporation, primarily by means of its annual and quarterly reports.

With the approval of the Board, management has appointed Mr. David L. Hynes, President of the Corporation, and Mr. Ross McGroarty, Chairman of the Corporation. They are the principal individuals responsible for receiving shareholder enquiries and addressing shareholder concerns. While being guided by regulatory requirements and the Corporation's policies in respect to confidentiality and disclosure, Messrs. Hynes and McGroarty are available for interviews by stakeholders, including analysts, the media and investors. They endeavour to respond promptly and appropriately to all such requests and/or inquiries.

8.

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that   is required to be stated.

This Information Circular and the mailing of same to Shareholders has been approved by the Board of

Directors of the Corporation.

Dated this 20th day of May 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Signed "Ross McGroarty"         Signed "David L. Hynes''

Signed "George E. Mara''

BYRON RESOURCES INC.

PROXY SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for an Annual and Special Meeting of Shareholders to be held on Friday, June 25, 2004. The undersigned shareholder of Byron Resources Inc. the"Corporation"hereby appoints David L. Hynes or failing him, Ross McGroarty, or failing him, ______________________________, as proxy, with power of substitution, to attend and vote for the undersigned at an Annual and Special Meeting of Shareholders of the Corporation to be held at the Law Chambers, 181 University Avenue, Suite 2200, Toronto, Ontario M5H 3M7 at the hour of 10:30 a.m. (ET) on Friday, June 25, 2004, and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as follows:

1.	For Withhold	[ ] [ ]	Election of directors as nominated by management.
2.	For Withhold	[ ] [ ]	Appointment of Smith, Nixon& Co. LLP Chartered Accountants as auditor of the Corporation and authorizing the directors to fix the remuneration.
3.	For Withhold	[ ] [ ]	Approval of the December 31, 2003 Audited Financial Statements.
4.	For Against	[ ] [ ]	The approval to consolidate the issued common shares on the basis of 1 new share for each 10 shares held.
5.	For Against	[ ] [ ]	The approval of a special resolution authorizing the name change of the Corporation if necessary to such new name as may be deemed appropriate by the directors at such time as the board, made by resolution decide.
6.	For Against	[ ] [ ]	The approval of the creation of a new directors', senior officers' and key employees' 2004 incentive stock option plan.
7.	For Against	[ ] [ ]	Approval of an ordinary resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers or for the acquisition of assets or a public offering during the ensuing 12 month period.
8.	For Against	[ ] [ ]	The approval of a resolution authorizing the Corporation to issue common shares for debt payment.
9.	For Against	[ ] [ ]	The approval and ratification of all the director's and officer's acts since the last shareholders meeting.

In their discretion, with respect to each matter hereinbefore specified as to which choice has not been specified, or any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournments thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, 2045 Lakeshore Bl. W., Suite 3606, Toronto, ON, M8V2Z6, NOT LATER THAN 4:00 P.M., TORONTO TIME, ON THURSDAY JUNE 24, 2004 OR DELIVERED TO THE CHAIRMAN OF THE MEETING AT THE BEGINNING OF THE MEETING.

This proxy revokes and supersedes all proxies of earlier date. THIS PROXY MUST BE DATED.

DATED this _________ day of ______________, 2004.

Name of Shareholder (please print): ____

Shareholder Signature: _________________________________ Number of shares held: __________

NOTES

1. The Shares represented by this proxy instrument will be voted. The proxy confers authority for the above named to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy instrument or other matters which may properly come before the meeting.

2. Each shareholder has the right to appoint a person to represent him at the meeting other than the person specified above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Please sign exactly as your name appears on the back of the proxy and date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4. If the form of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5. If the shareholder appoints the person designated above as his proxy to attend and act at the said meeting:
   a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder or any ballot that may be called for;
   b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and
   c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN ITEMS NO.1 THROUGH 9 ABOVE, THE PROXY WILL BE VOTED ***FOR*** SUCH MATTERS.

BYRON RESOURCES INC. May 20, 2004
3606–2045 Lakeshore Blvd. W., Toronto, Ontario, Canada M8V 2Z6

RETURN CARD FOR SUPPLEMENTAL MAILING LIST OF REGISTERED AND NON-REGISTERED COMMON SHAREHOLDERS

In accordance with National Policy Statement No.41 Shareholder Communication, Byron Resources Inc. (the "Corporation") will mail Interim Financial Statements of the Corporation only to those registered and non-registered shareholders of the Corporation who either:

(i) Complete and return this Return Card to the Corporation at the above address.
(ii) Otherwise deliver to the Corporation, a request in writing for such Interim Financial Statements.

Registered and non-registered shareholders of the Corporation who do not either of the above will not receive the Interim Financial Statements of the Corporation referred to above. Non-registered shareholders are shareholders whose shares are registered in the name of a bank, broker, trust company, etc.
By completing the lower portion of this Return Card and returning it to the Corporation you will be added to the Corporation's Supplemental Mailing List for the ensuing year.

Please add my name to the Byron Resources Inc. Supplemental Mailing List to receive future Interim Financial Information.

Name: ____

Address: ____

Telephone: ________________________________, Fax: __________________________________

E-Mail: ____